        WINDSOR COAL COMPANY
        QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 26573
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000



        CONTENTS

                                                                            Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                         4

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        5

Statement of Cost of Operation                                 6

Analysis of Mining Plant in Service                            7

        WINDSOR COAL COMPANY
        STATEMENT OF INCOME
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $ 9,505

COST OF OPERATION                                           10,533

OPERATING LOSS                                              (1,028)

NONOPERATING INCOME                                          1,008

LOSS BEFORE FEDERAL INCOME TAXES                               (20)

FEDERAL INCOME TAX CREDIT                                      (24)

NET INCOME                                                 $     4



        STATEMENT OF RETAINED EARNINGS
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $42

NET INCOME                                                      4

BALANCE AT END OF PERIOD                                      $46


The common stock of the Company is wholly owned by Ohio Power Company.

        WINDSOR COAL COMPANY
        BALANCE SHEET
        (UNAUDITED)
                                                         September 30,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 46,663
  Accumulated Depreciation and Amortization                  44,737

         NET MINING PLANT                                     1,926

CURRENT ASSETS:
  Cash and Cash Equivalents                                      21
  Accounts Receivable:
    General                                                   4,871
    Affiliated Companies                                      1,726
  Advances to Affiliates                                     56,570
  Coal                                                          124
  Materials and Supplies                                      3,280
  Accrued Tax Benefit                                        15,395
  Other                                                         587

         TOTAL CURRENT ASSETS                                82,574

DEFERRED INCOME TAXES                                        21,236

DEFERRED CHARGES                                                371

           TOTAL                                           $106,107

        WINDSOR COAL COMPANY
        BALANCE SHEET
        (UNAUDITED)

                                                        September 30,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                            $   -
  Paid-in Capital                                             -
  Retained Earnings                                             46

         TOTAL SHAREHOLDER'S EQUITY                             46

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       30,502
  Mine Closure Costs                                        16,839
  Workers' Compensation Claims                              14,206
  Operating Reserves                                        25,385

         TOTAL OTHER NONCURRENT LIABILITIES                 86,932

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,609
    Affiliated Companies                                       689
  Accrued Vacation Pay                                       1,074
  Workers' Compensation Claims                               4,120
  Other                                                      2,736

         TOTAL CURRENT LIABILITIES                          10,228

REGULATORY LIABILITIES                                       8,898

DEFERRED CREDITS                                                 3

           TOTAL                                          $106,107

        WINDSOR COAL COMPANY
        INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2000

MINE CLOSURE

The Company announced plans to discontinue mining operations effective April 30, 2000. Subsequently the Company revised the mine closing date to December 31, 2000. A provision of $48.4 million for mine closure costs, postretirement benefits other than pensions and workman's compensation costs was recorded in July 1999 and billed to Ohio Power Company under the coal supply agreement.

MONEY POOL

        On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a
mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

        The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At September 30, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

                WINDSOR COAL COMPANY
        CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                    2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                         $   -
            Paid-in Capital                                                                          -
            Excess of Acquisition Cost Over Net Book Value                                            172

       B. Rate of Return Allowable per HCAR No. 26573: 10.27% per annum, 2.5675% per quarter      .025675

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                   $      4

            2. Year-to-Date                                                                      $     13

       D. Net Income per Statement of Income                                                     $      4
            Add: Interest Charges                                                                    -
            Less: Nonoperating Income                                                               1,008

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                   $ (1,004)

            2. Year-to-Date                                                                      $ (2,217)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                           $ 10,509

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                     (1,004)

       C. Cost Applicable to Current Quarter Coal Billings                                          9,505
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                            4,936

              Cost Applicable to Current Quarter Coal Billings to Ohio Power                     $  4,569

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                        114,322

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                   $39.97

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

        WINDSOR COAL COMPANY
        STATEMENT OF COST OF OPERATION
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000


                                                       (in thousands)

Direct Labor-UMW*                                          $   552
Indirect Labor-UMW*                                          1,460
Benefits-UMW*                                                2,205
Salaries and Benefits-Nonunion                               1,944
Operating Supplies                                             666
Repair Parts and Materials                                     529
Electricity and Other Utilities                                 45
Outside Services-Maintenance, Haulage and Reclamation          731
Taxes Other Than Federal Income Taxes**                        987
Rental of Equipment                                         (1,608)
Depreciation, Depletion and Amortization                     1,278
Royalties                                                      100
Mining Cost Normalization***                                (1,195)
Other Production Costs                                       2,901

Subtotal                                                    10,595

Transfers of Production Costs (to)/from Coal Inventory         (62)

          Total                                            $10,533

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

        WINDSOR COAL COMPANY
        ANALYSIS OF MINING PLANT IN SERVICE
        AND RELATED ACCUMULATED PROVISIONS FOR
        DEPRECIATION AND AMORTIZATION

                                           September 30, 2000
                                                                             Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   623    $  -        $  623

Mining Structures and Equipment       35,890     34,837      1,053

Coal Interests (net of depletion)        109       -           109

Mine Development Costs                10,041      9,900        141

    Total Mining Plant
      in Service                     $46,663    $44,737     $1,926


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